                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of September, 2001

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F   X       Form 40-F
                                  -----               -----

            [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes         No   X
                                    ----       -----

        Schedule of Information Contained in this Report:

        1. The Reconciliation of Net Profit and Shareholder's Equity under the U.S. G.A.A.P. for the first half of 2001 of registrant.

        2. Consolidated Cash Flow Statement for the first half of 2001 of registrant.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Holding N.V.


Date: September 28, 2001           By: /s/ R.W.J. GROENINK
                                       -----------------------------------------
                                       Name:   R.W.J. Groenink
                                       Title:  Member of the Managing Board


                                   By: /s/ T. DE SWAAN
                                       -----------------------------------------
                                       Name:   T. de Swaan
                                       Title:  Member of the Managing Board



                                   ABN AMRO Bank N.V.


Date: September 28, 2001           By: /s/ R.W.J. GROENINK
                                       -----------------------------------------
                                       Name:   R.W.J. Groenink
                                       Title:  Member of the Managing Board


                                   By: /s/ T. DE SWAAN
                                       -----------------------------------------
                                       Name:   T. de Swaan
                                       Title:  Member of the Managing Board

RECONCILIATION OF NET PROFIT AND SHAREHOLDERS' EQUITY UNDER US GAAP (FIRST HALF-YEAR 2001 AND 2000)

Accounting principles generally accepted in The Netherlands ("Dutch GAAP") vary in certain significant respects from U.S. generally accepted accounting principles ("US GAAP"). The following tables summarize the significant adjustments to ABN AMRO' s consolidated net profit for the first half of 2001 and 2000 and shareholders' equity as of 30 June 2001 and 2000 that would result from the application of US GAAP instead of Dutch GAAP. For further information, refer to the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended 31 December 2000.

Net profit for the first half of 2001 in accordance with US GAAP was EUR 2,215 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) extraordinary revenues of EUR 962 million, represented by the gain on sale of European American Bank, which will be realized for U.S. GAAP purposes in the 2nd half of 2001, (ii) changes to contingencies of EUR 810 million, including the recognition of EUR 793 million in restructuring charges reported under extraordinary expenses in 2000 under Dutch GAAP, (iii) a charge of EUR 410 million for goodwill amortization associated with acquisitions by ABN AMRO, of which EUR 281 million related to North American acquisitions (in Dutch GAAP, all goodwill is charged to shareholders' equity at the time of acquisition), (iv) EUR 429 million losses for mark to market differences from book value on derivatives, including a EUR 45 million transition effect relating to the adoption of FAS 133 (EUR 29 million after tax), (v) higher pension costs of EUR 111 million and (vi) amortization of capitalized internally developed software of EUR 64 million. These decreases are offset by recognized gains from the investment portfolio of EUR 48 million.

Net profit for the first half of 2000 in accordance with US GAAP was EUR 345 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a charge of EUR 196 million for goodwill amortization associated with acquisitions by ABN AMRO, of which EUR 73 million related to North American acquisitions, (ii) a decrease in net interest revenue and net gains from securities available for sale of EUR 109 million attributable to differences in accounting for realized gains and losses in investment portfolios, (iii) higher pension costs of EUR 98 million and (iv) a decrease in results from financial transactions of EUR 80 million attributable to differences in valuation of derivatives transactions, offset in part by (x) an increase of EUR 77 million due to capitalization of software costs, and (y) the related tax effect of EUR 51 million.

RECONCILIATION OF NET PROFIT
                                                     1ST  HALF 2001    1ST  HALF 2000
                                                      (IN MILLIONS OF EUR EXCEPT PER
                                                               SHARE DATA)
Net profit under Dutch GAAP                              2,316            1,625
Goodwill and other acquired intangibles                   (410)            (196)
Extraordinary revenues (sale of European American
Bank)                                                     (962)            --
Investment portfolio securities                             48             (109)
Property (reversal of depreciation on property
revaluation)                                                10                7
Pension costs                                             (111)             (98)
Post-retirement benefits                                    (3)               1
Post-employment benefits                                     3                6
Contingencies                                             (810)              (4)
Derivatives                                               (429)             (80)
Internal use software                                      (64)              77
Taxes                                                      513               51
                                                       -------          -------
Net profit under US GAAP                                   101            1,280
Basic net profit per Ordinary Share under
US GAAP                                                   0.05             0.84
Diluted net profit per Ordinary Share under
US GAAP                                                   0.05             0.84

RECONCILIATION OF SHAREHOLDERS' EQUITY
                                                     30 JUNE 2001      30 JUNE 2000
                                                     (IN MILLIONS OF EUR EXCEPT PER
                                                              SHARE DATA)
Shareholders' equity under Dutch GAAP                   11,545           12,393
Goodwill and other acquired intangibles                  9,964            6,435
Extraordinary revenues - deferred                         (962)            --
Debt restructuring                                        (151)            (194)
Investment portfolio securities                            900              446
Property (reversal of property revaluation)               (141)            (165)
Pension costs                                             (355)            (147)
Post-retirement benefits                                   (75)             (54)
Post-employment benefits                                   (26)             (33)
Contingencies                                               70              135
Derivatives                                               (172)            (156)
Internal use software                                      276              234
Taxes                                                   (1,060)            (442)
Dividend payable                                           289              218
                                                       -------          -------
Shareholders' equity under US GAAP                      20,102           18,670
Shareholders' equity per Ordinary Share under
US GAAP                                                  12.68            12.02

COMPREHENSIVE INCOME UNDER US GAAP
                                               1ST HALF 2001     1ST HALF 2000
                                                    (IN MILLIONS OF EUR)
Net profit under US GAAP                             101                   1,280
Other comprehensive income, net of tax:
|X|  Currency translation differences           321              306
|X|  Net unrealized gains / (losses) on
     available-for-sale securities             (202)              70
                                               ----              ---
Other comprehensive income                           119                     376
                                                     ---                   -----
Comprehensive income under US GAAP                   220                   1,656

Comprehensive income under US GAAP consists of Net profit under US GAAP and other comprehensive components: currency translation differences and net unrealized gains/ (losses) on available for sale securities. The currency translation difference, amounting to EUR 321 million, is mainly explained by the appreciated USD rates in the first six months of 2001.

CONSOLIDATED CASH FLOW STATEMENT FOR THE FIRST HALF 2001
(in millions of Euros)
                                                                             1ST  HALF      1ST  HALF
                                                                                2001           2000
Group profit                                                                    2,459         1,797
Depreciation of property and equipment                                            489           450
Provision for loan losses - release from fund for general banking risks           520           247
Movement in provisions                                                           (154)            4
Movement in interest receivable                                                  (513)          471
Movement in interest payable                                                     (983)          231
Movement in current tax                                                          (121)           89
Other accruals and deferrals                                                     (349)          (10)
Government paper and securities, trading                                       (2,998)       (4,864)
Other securities                                                                3,141          (326)
Banks, other than demand deposits                                              16,932       (17,405)
Loans                                                                          11,193       (12,798)
Professional securities transactions (included in loans)                      (23,490)       (8,947)
Total client accounts                                                          (5,980)       18,593
Professional securities transactions (included in total client accounts)        2,873        14,146
Debt securities, excluding debentures and notes                                (1,387)        1,176
Other assets and liabilities                                                   12,655         4,018
                                                                              -------       -------

NET CASH FLOW FROM OPERATIONS/BANKING ACTIVITIES                               14,287        (3,128)

Purchase of securities for investment portfolios                              (61,021)      (35,672)
Sale and redemption of securities from investment portfolios                   36,150        30,597
                                                                              -------       -------
NET OUTFLOW                                                                   (24,871)       (5,075)

Investments in participating interests                                         (4,633)       (2,029)
Sale of investments in participating interests                                     23             3
                                                                              -------       -------
NET OUTFLOW                                                                    (4,610)       (2,026)

Capital expenditure on property and equipment                                    (398)         (600)
Sale of property and equipment                                                    179            90
                                                                              -------       -------
NET OUTFLOW                                                                      (219)         (510)

Net cash flow from investment activities                                      (29,700)       (7,611)

Increase in group equity                                                          436           977
Issue of subordinated debt                                                      2,935           926
Repayment of subordinated debt                                                   (570)         (219)
Issue of debentures and notes                                                   3,146         1,450
Repayment of debentures and notes                                              (2,531)       (2,960)
Cash dividends paid                                                              (495)         (564)
                                                                              -------       -------
NET CASH FLOW FROM FINANCING ACTIVITIES                                         2,921          (390)
                                                                              -------       -------
NET CASH FLOW BEFORE EXCHANGE RATE DIFFERENCES                                (12,492)      (11,129)
Exchange rate differences in liquid funds                                         375        (1,073)
                                                                              -------       -------
Increase (decrease) in liquid funds                                           (12,117)      (12,202)
Opening balance                                                                16,105        12,471
Closing balance                                                                 3,988           269
                                                                              -------       -------
Increase (decrease) in liquid funds                                           (12,117)      (12,202)

The semi-annual figures are unaudited